Agibank concludes its seventh issuance of Public Financial Bills in Brazil

The BRL 500 million transaction closed on June 18

São Paulo, Brazil, June 18, 2026 – Agibank, a bank that operates a hybrid platform combining the efficiency and scalability of digital with the proximity and service of a physical presence, announces the closing of the issuance of its seventh Public Financial Bill (Letra Financeira Pública). Agibank is a subsidiary of Agi Inc. (NYSE: AGBK) (“Agi”).

With an aggregate principal amount of BRL 500 million and a maximum tenor of 36 months, the proceeds will be used to fund the bank’s lending operations. The issuance was structured in two tranches, with rates of CDI +0.60% and CDI +0.75%, and tenors of 24 and 36 months, respectively.

“We are pleased with this issuance, completing another market transaction with pricing efficiency and further reinforcing our position as a recurring debt issuer in the Brazilian market. Transactions like this provide us with greater visibility and create the necessary foundation to scale in a market where we have deep expertise: secured lending for Brazilian consumers,” said Marcello Dubeux, Chief Financial Officer and Investor Relations Officer at Agi.

About Agi

Agi stands for a banking experience that welcomes and empowers all Brazilians through a business model that is unique in Brazil. Designed to serve a customer base that represents the majority of the Brazilian population, our model addresses needs that remain outside the priorities of traditional large banks and purely digital banks. We fill a gap in the market by serving, with quality and dignity, customers who are often overlooked.

Our hybrid model combines the best of both worlds: a fully digital bank that is light, fast, and easy to use, complemented by physical branches that offer a welcoming, agile, and accessible in-person experience for all Brazilians. We develop tailored solutions and provide a simple, inclusive customer journey for non-digital-native clients, creating a meaningful competitive advantage. This approach enables us to attract more customers, build long-lasting relationships, and strengthen our growth trajectory.

No Offer

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Agi Inc’s control. Agi Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, regulatory or tax developments, changes in its business, industry, or local or global economic and other developments